EXHIBIT 99.13

Press Release

Results of the 2020 Capital increase reserved for employees

of the Total Group

Paris, May 27, 2020 – In accordance with its policy in favour of employee shareholding, the Board of Directors of TOTAL S.A. decided, on September 18, 2019, to carry out a capital increase reserved for eligible employees and former employees of the Group worldwide under the conditions set by the eighteenth resolution at the Shareholders’ Meeting of June 1, 2018.

On April 29, 2020, the Chairman and CEO decided to set (i) the subscription period from May 6 to May 18, 2020 (included) and (ii) the subscription price at 26.20 euros per share, corresponding to the average of the closing prices of the TOTAL share on Euronext Paris over the twenty trading sessions preceding the date of this decision, reduced by a 20% discount and rounded off to the highest tenth of a euro.

At the end of this period, 45,547 employees in 97 countries, representing 39.97% of the eligible Group employees and former employees, subscribed to this capital increase for an amount of 339.4 million euros. These results are on the rise compared to 2019, both in terms of participation rate and number of shares subscribed despite the uncertain economic environment.

« This year again and in spite of the health and economic crisis, Total’s employees have confirmed their attachment to the Group, first by supporting in a vast majority maintaining the operation of Capital increase reserved for employees, then by subscribing massively to it. As Chairman and CEO, I am extremely proud and that comforts my conviction that the Group will know how to handle the crisis it faces », declared Patrick Pouyanné, Chairman and CEO of Total

As a consequence, 13,160,383 new shares, representing 0.51% of TOTAL S.A.’s share capital as of April 30, 2020, will be issued on June 11, 2020, will carry immediate dividend rights and will be fully assimilated with TOTAL shares already listed on Euronext Paris.

Following this issuance, the employee shareholders in TOTAL S.A.’s share capital, within the meaning of Article L. 225-102 of the French Commercial Code, will represent 5.85% of TOTAL S.A.’s share capital as of April 30, 2020.

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About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.